Exhibit 99.1

Token Cat Limited

NOTICE OF 2026 extraordinary GENERAL MEETING

To be held on February 3, 2026

Notice is hereby given that the 2026 extraordinary general meeting (the “Meeting”) of Token Cat Limited (the “Company”), a Cayman Islands exempted company with limited liability, will be held at 6F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District Beijing 100038 on February 3, 2026 at 10:45 A.M. Beijing time for the purpose of shareholders considering and if thought fit passing the following resolutions:

RESOLUTION 1 – Increase of Authorised Share Capital:

By way of an ordinary resolution, that:

the Company’s authorised share capital be increased with immediate effect FROM US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, TO US$480,600,000 divided into 4,806,000,000,000 shares comprising of (i) 4,800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, by the creation of an additional 4,776,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Authorised Share Capital Increase”).

RESOLUTION 2 – Adoption of Ninth Amended and Restated Memorandum and Articles of Association:

By way of a special resolution, that:

conditional upon the approval of the Authorised Share Capital Increase, the proposed Ninth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to this notice of the extraordinary general meeting of shareholders of the Company to be held on February 3, 2026 (the “Meeting”), be adopted by the Company in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company.

RESOLUTION 3 – Adjournment Proposal:

By way of an ordinary resolution, that:

if necessary, the adjournment of the Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Authorised Share Capital Increase and the adoption of the Amended M&A. This proposal will only be presented at the Meeting if there are not sufficient votes to approve the Authorised Share Capital Increase and the adoption of the Amended M&A.

The Board of Directors of the Company has fixed the close of business on January 14, 2026 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

By Order of the Board of Directors,

Token Cat Limited

By:	/s/ Guangsheng Liu
Guangsheng Liu
Chairman & Chief Executive Officer

January 15, 2026

*A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of the votes attaching to all shares in issue and entitled to vote at the Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

7	“Ordinary Resolution” means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, and includes an unanimous written resolution signed by all shareholders.

8	“Special Resolution” means a resolution of a duly constituted general meeting of the Company passed not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes an unanimous written resolution signed by all shareholders.

Appendix I

Token Cat Limited

  (the “Company”)

 Proxy Form

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ class _____ shares respectively hereby appoint

________________________________ of ___________________________________________

or failing him/her

________________________________ of ___________________________________________

or failing him/her, Guangsheng Liu, the chairperson of the Meeting (the “Chairperson”) as my/our proxy to vote for me/us and on my/our behalf at the 2026 extraordinary general meeting of the Company to be held at 6F, Ruihai Building, No. 21 Yangfangdian Road, Haidian District Beijing 100038 on February 3, 2026 at 10:45 A.M. Beijing time (the “Meeting”) and at any adjournment of the Meeting.

My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Meeting as indicated below:

Resolutions:	For	Against	Abstain
1.

By way of an ordinary resolution, that:

the Company’s authorised share capital be increased with immediate effect FROM US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, TO US$480,600,000divided into 4,806,000,000,000 shares comprising of (i) 4,800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, by the creation of an additional 4,776,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Authorised Share Capital Increase”).

	☐	☐	☐
2

By way of a special resolution, that:

conditional upon the approval of the Authorised Share Capital Increase, the proposed Ninth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the notice of the Meeting, be adopted by the Company in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company.

	☐	☐	☐
3.

By way of an ordinary resolution, that:

if necessary, the adjournment of the Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Authorised Share Capital Increase and the adoption of the Amended M&A. This proposal will only be presented at the Meeting if there are not sufficient votes to approve the Autorished Share Capital Increase and the adoption of the Amended M&A.

	☐	☐	☐

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Dated	2026
Executed by:

__________________________________

Signature of shareholder1

Name of Authorized Officer/Attorney: ________________________2

In the case of joint holders the

senior holder (see note 4 below) should sign.

Please provide the names of all other

joint holders:        _____________________________

[1]	Include your name in print if the shareholder is an individual.
[2]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperso will be appointed as your proxy.

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the Meeting or the shareholder attends the Meeting in person or completes and returns this form appointing a specific proxy.

Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

Any alterations made to this form must be initialled by you.

A proxy may vote on a show of hands or on a poll.